[LETTERHEAD OF KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP]

December 18, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:  H. Christopher Owings
Assistant Director

Re:	Asia Time Corporation
Amendment No. 2 to Registration Statement on Form S-1 Filed September 26, 2007
File No. 333-140692
Form 10-Q/A Filed September 26, 2007
Form 10-K/A Filed September 26, 2007
File No. 0-51981

Dear Mr. Owings:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 3 on Form S-1/A (“Amendment No. 3”), to registration statement that was originally filed on Form S-1 on February 14, 2007 and as amended by Amendment No. 1 on Form S-1/A filed on June 14, 2007 and Amendment No. 2 on Form S-1/A filed on September 26, 2007 (“Amendment No. 2”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 3, in a clean and redline version marked to show changes from Amendment No. 2. We have been advised that changes in Amendment No. 3 from Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 2, the Commission issued a comment letter dated October 25, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 2

Recent Events, page 3

1.
Comment: We note your response to comment two in our Letter dated July 10, 2007. Please tell us what the cash payment to the stockholders of SRKP 9 charged to additional paid-in capital represents and why the payment is properly recorded as a reduction of additional paid-in capital. In addition„ please disclose the amount and nature of the cash payments to the stockholders of SRKP 9 in the relevant footnotes to your unaudited and audited financial statements.

Response: We respectfully note your comment and supplementally inform you that the Company has revised its statement of operations for the nine months ended September 30, 2007 to reflect all fees and costs related to the reverse merger as charges to operations. The Company had previously recognized $419,197 as reverse merger expenses charged to operations. The revised statement of operations for the nine months ended September 30, 2007 increased that amount by $317,000 to $736,197, primarily to include the amounts paid to acquire equity control of the public shell, which had been previously recorded as a reduction to additional paid-in capital. The Company has revised the relevant notes to the financial statements to reflect the foregoing. Note 17 to the September 30, 2007 interim financial statement presents retroactively restated information with respect to account balances in the equity section of the balance sheet, and no recapitalization costs are shown therein. The Company is currently revising the 2007 first and second quarter’s financial statement to properly reflect these costs as expenses. Please see our response to comment no. 18 for additional information.

H. Christopher Owings
December 18, 2007

Dilution., page 19

2.	Comment: Please complete the table at the bottom of this page. Also, please tell us why you have used $3.00 as your reference point, as opposed to $3.50, which is the midpoint of the range.

Response: We respectfully note your comment and have completed the table and utilized the midpoint of the offering price range, $3.50, for purposes of the table. In addition, please note that we have updated the Dilution disclosures to September 30, 2007.

Selected Consolidated Financial Data, page 21

3.
Comment: We note the revisions to your disclosure in response to comment five in our letter dated July 10, 2007. Please revise your disclosure to present “dividends declared per share of common stock” as opposed to “dividends per share of common stock - basic.” In addition, refer to the first comment on your financial statements below and revise the amount of dividends declared per share of common stock for each period presented as appropriate. Similarly revise summary financial data on page 6.

Response: We respectfully note your comment and have revised the disclosures accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

4.
Comment: Please include a discussion of results of operations for the three months ended June 30, 2007 as compared to the three months ended June 30, 2006. Also consider including those periods in the table on page 25.

Response: We respectfully note your comment and have included the discussion of results of operations for the three months ended September 30, 2007 and 2006.

5.
Comment: Please disclose the factors that contributed to the decrease in volume of watch movements in the first paragraph on page 26. Please also quantify the increase in rebate receivables in the second paragraph and describe the factors that contributed to the change.

Response: We respectfully note your comment and have revised the disclosure to indicate that the decrease in the volume of movements is primarily due to the decrease in low-end items. We have also revised the disclosure to quantify the increase in rebate receivables and describe the factors that contributed to the change.

H. Christopher Owings
December 18, 2007

6.
Comment: Please revise the discussion and analysis of other income on pages 26, 27 and 28 to provide a separate discussion and analysis of other income classified as operating income and other income classified as non-operating income.

Response: We respectfully note your comment and have revised the disclosure to provide a separate discussion and analysis of other income classified as operating income and other income classified as non-operating income.

Liquidity and Capital Resources, page 29

7.
Comment: We reviewed the revisions to your disclosure in response to comment seven in our letter dated July 10, 2007. Please disclose the factors that contributed to the changes in each of the working capital items identified in the fifth and sixth paragraphs on page 29.

Response: We respectfully note your comment and have revised the disclosure to describe the factors that contributed to the changes in the specified working capital items.

Executive Compensation, page 40

Compensation Discussion and Analysis. page 40

8.
Comment: We note your response to comment 13 in our letter of July 10, 2007. It does not appear you have discussed the weight you give to the factors you consider in determining bonuses for executive officers. Please elaborate further.

Response: We respectfully note your comment and have revised the disclosure to discuss the weight given to the factors considered in determining bonuses for executive officers.

9.
Comment: We presume the annual bonus payment of up to three months salary and up to 200,000 stock options to the Chief Executive Officer will not be granted until after the 2007 fiscal year performance has been evaluated. Please confirm this and, if true, please revise your statement at the top of page 41, which would seem to indicate that the receipt of an annual bonus is guaranteed. Please also explain how much weight you will give to the company’s achievement of $2,000,000 in annual profit before tax in determining whether to grant the annual bonus relative to the other factors you mention and state whether this amount of annual profit will be achievable by the company. If there is any discretion absent achievement of those performance measures, please state this.

Response: We respectfully note your comment and hereby confirm that the annual bonus payment to the Chief Executive Officer will not be granted until after the 2007 fiscal year performance has been evaluated. We have revised the disclosure accordingly. We have also provided in the disclosure a description of the weight given to the Company’s achievement of $2,000,000 in annual profit before tax in determining whether to grant the annual bonus relative to any other factors and have indicated that this amount of annual profit will likely be achievable by the Company based on its current performance.

10.
Comment: We note your response to prior comment of our letter dated July 10, 2007 and your indication that you do not engage in benchmarking. Nevertheless, you indicate that “[w]hen setting and adjusting individual executive salary levels, [you] consider the relevant established salary range.” Please explain what you mean by the “relevant established salary range” as this would seem to indicate that you determine salary according to a pre-established reference point.

H. Christopher Owings
December 18, 2007

Response: We respectfully note your comment and have revised the disclosure to further explain the established salary range utilized by the company to determine salary.

Director Compensation, page_42

11.
Comment: Please tell us how you arrived at the amounts of the bonus that are expected to be granted to Michael Mak and whether this bonus is subject to the same performance measures as those applicable to your CEO. If not, please explain why not.

Response: We respectfully note your comment and have expanded the disclosure on Mr. Mak’s bonus compensation.

Agreement of Kwong Kai Shun, page 43

12.
Comment: We note your response to comment 16 in our letter of July 10, 2007. However it is still unclear as to how the number of shares to be distributed to shareholders will be determined. Considering you already know whether the company has met the net income threshold for 2006, it might be helpful if you calculated the number of shares to be issued using certain assumptions about future events.

Response: We respectfully note your comment and have revised the disclosure to include a formula to further describe how the number of shares to be distributed to shareholders will be determined.

13.
Comment: Please revise this discussion to provide the information that you have provided in your response to prior comment 17 of our letter dated July 10, 2007, that an extension to the June 30, 2007 triggering date has been reached by the parties to this agreement. Considering this date is October 31, 2007, please advise security holders as to whether or not you plan to seek an additional extension to the agreement.

Response: We respectfully note your comment and have updated the disclosure to reflect the Company’s actions and intensions with respect to extending the deadline date.

Financial Statements, page F-1

14.
Comment: We note the revisions to your disclosure in response to comment 20 in our letter dated July 10, 2007 and we reissue our prior comment in part. Please revise your financial statements to reflect the shares held by the stockholders of Asia Time Corporation as an issuance of shares in return for the net assets of Asia Time Corporation in the period of the exchange transaction as opposed to the beginning of the first period reported. Also revise your financial statements to allocate the shares issued to the stockholder of Times Manufacture to the share issuances reflected in the historical financial statements on an equivalent share basis. Additionally, please revise the weighted average number of shares of common stock outstanding and earnings per share amounts presented in your audited and unaudited financial statements accordingly. Similarly revise the weighted average number of shares of common stock outstanding and earnings per share amounts in summary financial data on page 6 and selected consolidated financial data on page 21. Refer to comment 19 in our letter dated July 10, 2007 with respect to reporting corrections of errors.

Response: We respectfully note your comment and have revised the financial statements and other disclosures accordingly.

H. Christopher Owings
December 18, 2007

Unaudited Financial Statements

Condensed Consolidated Balance Sheet, page F-2

15.	Comment: We note that common stock and additional paid-in capital at December 31, 2006 on page F-3 differ from the amounts reflected in your audited financial statements. Please revise.

Response: We respectfully note your comment and have revised the disclosure accordingly to remove any discrepancies.

Condensed Consolidated Income Statement, page F-4

16.
Comment: It appears that professional expenses related to the restructuring and share exchange transaction represent non-cash charges based on the presentation of such charges in the consolidated statement of cash flows. Please describe the nature and amount of the charges related to the recapitalization in note 2 on page F-7. If the charges do not represent non-cash charges, tell us the basis for your presentation of the charges as an adjustment to reconcile net income to net cash flows provided by operating activities in the Condensed consolidated statement of cash flows on page F-5.

Response: We respectfully note your comment and have revised the disclosure accordingly.

17
Comment: It appears that you have incorrectly computed earnings per share for each period presented. Please advise or revise. Refer to comment 19 in our letter dated July 10, 2007 with respect to reporting corrections of errors.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Condensed Consolidated Statement of Cash Flows, Page F-5

18.
Comment: We reviewed the revisions to your disclosure in response to comment 23 in our letter dated July 10, 2007. Please tell us what the recapitalization costs in cash flows from financing activities represent. Include the nature and amounts of the items included in recapitalization costs in your response. Also tell us how these costs were accounted for and the basis in GAAP for your accounting treatment. In addition, disclose the recapitalization costs in the footnotes to the financial statements as appropriate.

Response: We respectfully note your comment and supplementally inform you that the Company has presented its financial statements for the nine months ended September 30, 2007, and is in the process of restating its interim financial statements for the three months ended March 31, 2007 and the six months ended June 30, 2007, to reflect all reorganization costs as a charge to operations. Accordingly, the aggregate amount of such costs ($736,197) has been shown as a line item titled “fees and costs related to reverse merger” in the statement of operations, and any reference to recapitalization costs in the cash flow statement has been appropriately eliminated. The aggregate amount of the recapitalization costs has been disclosed in Note 1 to the September 30, 2007 interim financial statements. The Company has accounted for such reverse merger costs consistent with the guidance provided in Paragraph I.F (Reverse Acquisitions - Accounting Issues) of “Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” dated March 31, 2001.

Note 4. Summary of significant accounting policies, page F-9

H. Christopher Owings
December 18, 2007

Basis of presentation and consolidation, page F-9

19.	Comment: Please refer to both the three-month and six-month periods in the first sentence of the second paragraph.

Response: We respectfully note your comment and have revised the disclosure to reference both periods.

Rebate receivable, page F-10

20.
Comment: We note the additional disclosure in response to comment 24 in our letter dated July 10, 2007 and we reissue our prior comment in part. Please disclose how and when you recognize rebates in income and the method used to allocate rebates to the underlying inventory transactions. Also, tell us why rebates are probable and reasonably estimable. Refer to EITF 02-16.

Response: We respectfully note your comment and supplementally inform you that the Company has reassessed its accounting for rebates. Rebates consist of additional watch movements provided to the Company by its suppliers based on purchases. For each purchase, the Company can calculate the quantity of watch movements it will receive. In the past the Company has been recording the value of these movements under different methods depending on the settlement terms, sometimes yearly and more recently quarterly. After reassessing its accounting and considering the information in EITF 02-16, the Company believes it is appropriate to record these rebates on an accrual basis and to consider the effect of the incentive watch movements received or to be received in the costing of its inventory and cost of sales. The Company believes its prior accounting was incorrect and has restated its financial statements for all periods presented in the amended filings and has disclosed the appropriate information in the footnotes related to inventory and the restatement.

Note 19, Common stock and convertible preferred stock, page F-21

21.
Comment: Please revise the table on page F-21 to retroactively reflect the share exchange transaction as of January 1, 2007 and the acquisition of the net assets of Asia Time as a period transaction. Refer to the first comment on your financial statements above.

Response: We respectfully note your comment and have revised the disclosure accordingly.

22.
Comment: We note the revisions to your disclosure in response to comment 23 in our letter dated July 10, 2007. Please disclose the nature and amounts of offering expenses charged against the gross proceeds of offering.

Response: We respectfully note your comment and have revised the disclosure accordingly.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-27

23.
Comment: We note that Dominic K. F. Chan & Co. is serving as your principal auditor. The audit firm is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to ail financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_429 76. We may be unable to accept a report issued by Dominic K. F. Chan & Co. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Dominic K. F. Chan Co. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of the plans of Dominic K. F. Chan & Co. to complete this process.

H. Christopher Owings
December 18, 2007

Response: We respectfully note your comment and supplementally inform you that Dominic K. F. Chan & Co. has been in contact with Mr. Stout in the Office of the Chief Accountant. We have been informed that (i) the Office of the Chief Accountant has provided a letter outlining the steps and information necessary to complete the review, (ii) Dominic K. F. Chan & Co. has completed such review to the satisfaction of the Office of the Chief Accountant , and (iii) the Commission is able to accept a report issued by Dominic K. F. Chan & Co. based thereon.

Consolidated Statements of Cash Flows, page F-32

24.
Comment: We note that the statement has been revised in response to comment 21 in our letter dated July 21, 2007. Please tell us in detail why you are not required to comply with the disclosure requirements of SFAS 154 and label the restated financial information “as restated.” Please address both quantitative and qualitative factors you considered in your analysis for each year presented. Refer to SAB Topic 1:M and SAB 108. We may have further comment after reviewing your response.

Response: We respectfully note your comment and the Company has, in accordance with SFAS 154, labeled the restated financial information as “restated.”

Note 4. Summary of significant accounting policies, page F-37

Revenue recognition, page F-41

25.
Comment: We note your response to comment 29 in our letter dated July 10, 2007 and the revisions to your disclosure, and we reissue our previous comment. Please tell us in detail why your arrangements with customers are not deliverable arrangements within the scope of EITF 00-21. In doing so, tell us why your value added services should not be considered separate units of accounting. Please specifically address the criteria in paragraph 9 and the considerations in paragraphs 11 through 16 of EITF 00-21. 1f you determine that value added services represent separate units of accounting and that the remaining performance obligations are inconsequential or perfunctory explain to us how you arrived at that conclusion. Refer to SAB Topic 13:A3.

Response: We again respectfully note your comment regarding our disclosures of value-added services as customer support services. We continue to believe that these activities do not rise to a deliverable based on the criteria of paragraph 9 of EITF 00-21. Specifically, the services provided have no value to the customer on a standalone basis, and are provided by allowing customers to piggyback on our inventory systems. We provide these services to facilitate and manage our sales to customers. By providing services to keep track of our customers’ inventory levels, we can manage and replenish inventory levels on a timely basis. The customer obtains the information as a result of letting us collect the information from them for our use. There is no objective and reliable evidence of the fair value for these services, nor is there a commitment on our part to continue these services other than under a continuing supplier/customer relationship. Furthermore, there is no right of return of any delivered items if these services ceased; it would just change our competitive advantages. Our post-sales services are similar, as they are not required, nor do they have any objective or reliable evidence of a separate fair value, or if no longer offered or ceased would a right of return be created. Our integration, design and development and management services assist our customers who need watch design assistance, components outsourcing or other project support, and are generally completed prior to a sale and do not continue post delivery. Accordingly, these costs are a part of our selling expenses included in administrative and other expenses in our statement of operations.

H. Christopher Owings
December 18, 2007

Note 7, Income Taxes, page F-47

26.
Comment: We note your response to comment 31 in our letter dated July 10, 2007 and the revisions to your disclosure, and we reissue our previous comment. Please explain to us why your accounting for income taxes complies with SFAS 109. In doing so, please tell us to the extent applicable:

•	The nature and amount of deferred tax assets and liabilities for temporary differences, operating loss carryforwards and tax credit carryforwards that were not recognized at each balance sheet date;

•	The amount of the valuation allowance, if any, established to reduce deferred tax assets to the amount that is more likely than not to be realized at each balance sheet date;

•	Why you did not recognize deferred tax assets and liabilities and related deferred income tax expense or benefits for years prior to the most recent year presented;

•	How you determined the current and non-current amount of deferred tax assets and liabilities at the most recent balance sheet date; and

The nature of temporary differences not recognized previously, temporary differences not recognized, utilization of tax lasses not recognized previously and unused tax lasses not recognized and why these line items are properly reflected in the reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the statutory tax rates to pretax income.

Response: We respectfully note your comment and the Company has revised its response and believes it now complies with the requirements of FAS 109.

27.	Comment: It is not clear why the outside back cover page refers to 3,000,000 shares, rather than 300,000 shares. Please revise.

Response: We respectfully note your comment and have revised the disclosure accordingly. Please note that the Company has increased the amount of the offering to 700,000 shares, as reflected in the revised disclosures.

28.
Comment: Please revise your disclosure to state that, if there is no public market established for your securities, the selling security holders will sell at a fixed price. Considering you are using the same registration statement to register both the firm commitment offering and the resale of shares, the prices in the two offerings must be the same. You may continue to state that if your common stock begins to be traded or quoted on any stock exchange, market, or trading facility, the selling stockholders may sell their shares from time to time at the market price prevailing.

H. Christopher Owings
December 18, 2007

Response: We respectfully note your comment and have revised the disclosure to indicate that the selling shareholders must sell at a fixed price if there is no public market for the Company’s securities.

Form 10-Q/A Filed September 26, 2007

29.	Comment: Please address the comments above as applicable.

Response: We respectfully note your comment and supplementally inform you that the Company intends to file an amendment to such filing in the near future to make conforming changes to such filing in respect to the comments.

Financial Statements. page 1

30.
Comment: We note that the condensed consolidated income statement and statement of cash flows have been revised in response to our prior comments. Please tell us in detail why you are not required to comply with the disclosure requirements of SFAS 154 and label the restated financial information “as restated.” Please address both quantitative and qualitative factors you considered in your analysis for each period presented. Refer to SAB Topic 1:M and SAB 108. We may have further comment after reviewing your response.

Response: We respectfully note your comment and, in furtherance to our response to comment no. 29, the Company intends, in accordance with SFAS 154, to label the restated financial information as “restated.”

31.
Comment: It appears that you have incorrectly computed earnings per share for each period presented. Please advise or revise. Refer to comment 19 in our letter dated July 10, 2007 with respect to reporting corrections of errors.

Response: We respectfully note your comment and, in furtherance to our response to comment no. 29, the Company intends, to revise the earnings per share disclosure to conform it to the changes made in the registration statement.

Form 10-K/A Filed September 26, 2007

32.	Comment: Please address the comments above as applicable.

Response: We respectfully note your comment and supplementally inform you that the Company intends to file an amendment to such filing in the near future to make conforming changes to such filing in respect to the comments.

Financial Statements

33.
Comment: We note that the consolidated financial statements of Times Manufacture & E-Commerce Corporation Limited have been revised in response to our prior comments. Please tell us in detail why you are not required to comply with the disclosure requirements of SFAS 154 and label the restated financial information “as restated.” Please address both quantitative and qualitative factors you considered in your analysis for each year presented, and in particular the significant change in earnings per share data. Refer to SAB Topic 1:M and SAB 108. We may have further comment after reviewing your response.

H. Christopher Owings
December 18, 2007

Response: We respectfully note your comment and, in furtherance to our response to comment no. 29, the Company intends, in accordance with SFAS 154, to label the restated financial information as “restated.” The financial statements in the Form 10-K/A will be identical to those as contained in the registration statement.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned or at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc: Kwong Kai Shun, Asia Time Corporation